UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Legend Biotech Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

52490G102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Fangliang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,954,604
	6	SHARED VOTING POWER 30,320,000
	7	SOLE DISPOSITIVE POWER 1,954,604
	8	SHARED DISPOSITIVE POWER 30,320,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,274,604 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2% (4)
12	TYPE OF REPORTING PERSON IN

(3)

Consists of (i) 30,320,000 ordinary shares held by AquaPoint L.P. (“AquaPoint”), and (ii) 1,954,604 ordinary shares over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued. GenScript Corporation is the general partner of AquaPoint, and Dr. Zhang exercises control over GenScript Corporation pursuant to an irrevocable proxy with respect to voting securities of GenScript Corporation. Accordingly, Dr. Zhang may be deemed to indirectly beneficially own the ordinary shares held by AquaPoint.

(4)	This percentage is calculated based on 264,328,260 ordinary shares issued and outstanding as of September 30, 2020.

Item 1(a). Name of Issuer:

Legend Biotech Corporation (the “Issuer”)

Item	1(b). Address of Issuer’s Principal Executive Officers:

2101 Cottontail Lane, Somerset, New Jersey 08873

Item	2(a). Name of Person Filing:

This Statement is filed on behalf of Fangliang Zhang (the “Reporting Person”).

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for Fangliang Zhang is No. 28, Yongxi Road, Jiangning Science Park, Nanjing, Jiangsu Province, People’s Republic of China.

Item	2(c). Citizenship:

See Item 4 of the cover page.

Item 2(d).Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share.

Item 2(e). CUSIP No.:

52490G102

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)

Not applicable.

Item 4. Ownership.

Amount beneficially owned: See Item 9 of the cover page.

Percent of class: See Item 11 of the cover page.

Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	Fangliang Zhang

/s/ Fangliang Zhang